UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 24, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Appliance Recycling Centers of America, Inc.

File No. 000-19621 - CF# 24943
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Appliance Recycling Centers of America, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 18, 2010.

Based on representations by Appliance Recycling Centers of America, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.38   through October 21, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel